Exhibit 99.1

Station711 launches the IsatPhone Link commercially

Airport City Business Park, Israel – July 19, 2011 – Station711, the mobile satellite arm of RRsat Global Communications Network Ltd (NASDAQ: RRST), an innovative mobile satellite services provider and Inmarsat Distribution Partner, announced today the commercial service launch to its markets  of the  new global fixed satellite phone - IsatPhone Link from Inmarsat.

IsatPhone Link offers voice capabilities, email and low-speed data services up to an effective 20kbps, in a fixed installation. The IsatPhone Link is easy to transport, set up and use. It is targeted to remote areas where a stable connection is required for single or multiple users. Typical sectors are: remote work sites and communities, utilities, AID and NGOs.

Beam Communications, Inmarsat’s design and manufacturing partner has created two IsatPhone Link products which Station711 will be offering its customers - Terra 400 and Terra 800. Both products are dust and splash proof – ingress protection (IP) rating of 53 – and feature a dedicated RJ11/POTS interface for corded or cordless handsets or integration into a PABX. Data access is provided via USB. Terra 800 also provides an enhanced IP rating of 54, an integrated handset, built-in menu screen, and additional exterior SIM slot for multiple users.

“We are excited about offering both new and existing customers the IsatPhone Link service.  Allowing a low cost fixed connectivity option will serve those remote sites and communities with ongoing communications,” said Zvika Nave, Senior Director of Mobile Satellite Services, Station711. "With the additional option of integrating the service into a PABX and the ability to deploy it as a pay-phone solution, it broadens the market for both single and multiple users."

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRinternetTV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to develop, expand and commercialize our HD Platform, (vii) our ability to report future successes, (viii) our ability to expand our activity in the North American market, (ix) our ability to develop and expand our relationship with mobile satellite services distribution partners; and (x) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2010 and our Current Reports on Form 6-K.

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Information in this press release concerning Inmarsat and Beam Communications is based on information provided by these organizations and has not been independently verified by RRsat.

Press Contact:
Avi Koren, Marketing Director
Tel: +972 54 9955617
Email: avi.koren@station711.com

About Station711
Being the mobile satellite arm of RRsat Global Communications Network Ltd. (NASDAQ: RRST), Station711 provides communications solutions to the maritime, terrestrial and aviation markets. As Inmarsat’s 4th generation distribution partner, with our own LES for existing and evolved Inmarsat services and via our own global teleports and fiber optics network, Station711 has you covered to guarantee seamless global communications anywhere, anytime. The Station711 platform, based on the most advanced technologies, can be integrated into yours existing communications infrastructures. This unique capability results in significant cost and resource savings.